As filed with the Securities and Exchange Commission on January 11, 2007
Registration No. 333-138230

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1
to
FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

MEMORY PHARMACEUTICALS CORP.
(Exact name of Registrant as specified in its charter)

Delaware	04-3363475
(State or other jurisdiction	(I.R.S. Employer
of incorporation or organization)	Identification Number)
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

James R. Sulat
President and Chief Executive Officer
100 Philips Parkway
Montvale, New Jersey 07645
(201) 802-7100
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent For Service)

Copies to:
Ellen Corenswet, Esq.
Covington & Burling LLP
1330 Avenue of the Americas
New York, NY 10019
(212) 841-1000

Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of this Registration Statement.
If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.☐
If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filling with the Commission pursuant to Rule 462(e) ounder the Securities Act, check the following box. ☐
If this form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box. ☐
CALCULATION OF REGISTRATION FEE

Title of each class of securities		Proposed maximum	Proposed maximum
to be registered	Amount to be registered (1)	offering price per share (2)	aggregate offering price	Amount of registration fee
Common Stock, par value $0.001 per share	33,722,657	$2.97	$100,156,291	$10,717	(3)

(1)	Consists of (a) 29,731,426 shares of common stock, (b) up to 3,991,231 shares of common stock issuable upon the exercise of warrants and (c) an indeterminate number of shares of common stock as may be issuable from time to time as a result of a stock split, stock dividend, capitalization or other similar event.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933. The price per share and aggregate offering price are based on the average of the high and low prices of the Registrant’s Common Stock as reported on the NASDAQ Global Market on January 4, 2007.

(3)	Of this amount, $5,188 was previously paid in connection with the Registrant’s Registration Statement on Form S-3 (No. 333-138230) filed with the SEC on October 26, 2006.
The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment that specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JANUARY 11, 2007
PRELIMINARY PROSPECTUS
33,722,657 Shares
MEMORY PHARMACEUTICALS CORP.
Common Stock
We are registering our common stock, par value $0.001 per share, for resale by the selling stockholders identified in this prospectus. We are not selling any shares of our common stock under this prospectus and will not receive any of the proceeds from the sale of shares by the selling stockholders. Specifically, this prospectus relates to the resale of 29,731,426 shares of our common stock and 3,991,231 shares of our common stock issuable upon the exercise of warrants. The selling stockholders acquired their shares and the warrants from us in the first tranche of a private placement that closed on October 16, 2006 and in the second tranche of a private placement that closed on December 18, 2006.
For a description of the plan of distribution of the resale shares, see page 20 of this prospectus.
Our common stock is currently traded on the NASDAQ Global Market under the symbol “MEMY.” On January 10, 2007, the last reported sales price for our common stock was $3.59 per share.

Investing in our common stock involves risks. See “Risk Factors” beginning on page 4.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus is ________, 2007

You should rely only on the information contained or incorporated by reference in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. No one is making offers to sell or seeking offers to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus is accurate as of the date on the front of this prospectus only and that any information we have incorporated by reference is accurate as of the date of the document incorporated by reference only, regardless of the time of delivery of this prospectus or any sale of our common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

PROSPECTUS SUMMARY
The following summary highlights selected information appearing elsewhere in this prospectus and may not contain all of the information that is important to you. We encourage you to read this prospectus in its entirety, including the “Risk Factors” section and the documents incorporated by reference herein. As used in this prospectus, unless otherwise specified or the context requires otherwise, the terms “Memory Pharmaceuticals,” “we,” “our,” and “us” refer to Memory Pharmaceuticals Corp.
Our Business
We are a biopharmaceutical company focused on the discovery and development of innovative drug candidates for the treatment of a broad range of central nervous system (CNS) conditions, many of which exhibit significant impairment of memory and other cognitive functions. These conditions include neurological diseases associated with aging, such as Alzheimer’s disease and also include certain psychiatric disorders such as schizophrenia, bipolar disorder and depression. Although therapies for the treatment of Alzheimer’s disease, schizophrenia, bipolar disorder and depression have been available for a number of years, many of the approved drugs for these disorders are not effective in a large number of patients and can produce significant side effects.
Our potential CNS therapies are primarily designed to address biological targets within important cellular pathways thought to underlie CNS disorders. As a consequence, we believe that our approach could lead to the development of treatments for a number of major neurological and psychiatric disorders and that the relative specificity with which we target these neuronal signaling pathways provides an opportunity to develop drugs with reduced side effect profiles.
Through pioneering research conducted over more than 30 years, Nobel Laureate Dr. Eric Kandel, one of our scientific founders, identified critical cellular pathways and biological targets involved in memory formation. This research, which was published in the 1990s, served as the cornerstone of our scientific foundation.
In order to identify and optimize promising drug candidates quickly and efficiently we combine:
➢	our extensive knowledge of the pathways we believe are involved in memory formation and other cognitive functions;

➢	our understanding of neurological and psychiatric disorders;

➢	an interdisciplinary drug discovery and development approach; and

➢	our focus on conducting in vivo and safety screening at early stages of the drug discovery process.
The following describes our current drug development pipeline:

➢	MEM 1003 is a neuronal L-type calcium channel modulator being developed for the treatment of Alzheimer’s disease and bipolar disorder. We have completed Phase 1a and 1b clinical trials in 125 healthy volunteers in the United Kingdom and a Phase 1b safety and tolerability study of MEM 1003 in Alzheimer’s patients under a U.S. Investigational New Drug Application, or IND. Over a dose range of up to 180 milligrams, given twice daily, which was the maximum dose tested in the Phase 1a and 1b United Kingdom clinical trials, MEM 1003 was safe and generally well tolerated. MEM 1003 was also found to be safe and generally well tolerated in the Phase 1b U.S. safety and tolerability study. In November 2005, we commenced a multi-center, randomized, double-blind, placebo-controlled Phase 2a study to evaluate the safety and efficacy of MEM 1003 in patients with mild to moderate Alzheimer’s disease, which we refer to as our Phase 2a AD trial. In August 2006, we commenced a multicenter, double-blind, randomized, placebo-controlled Phase 2a clinical trial of MEM 1003 in acute mania in bipolar disorder, which we refer to as our Phase 2a bipolar disorder trial. We recently announced that we had completed enrollment in the Phase 2a bipolar disorder trial and that we expect to report top-line results from this trial in the first quarter of 2007. We expect to complete the Phase 2a AD trial in the first half of 2007.

➢	MEM 3454 is a partial agonist of the nicotinic alpha-7 receptor being developed for the treatment of Alzheimer’s disease. In February 2006, we completed a Phase 1 clinical trial program for MEM 3454 in healthy volunteers under clinical trial applications we filed with Health Canada. MEM 3454 was found to be safe and generally well-tolerated up to a dose of 450 mg in the single ascending dose segment of the clinical trial program and up to a dose of 150 mg in the multiple ascending dose (MAD) segment of the program. In addition, cognition data generated in the MAD study, using the Cognitive Drug Research battery, demonstrated that a 15 milligram dose of MEM 3454, administered once daily for a period of 13 days, showed a statistically significant effect on the Quality of Episodic Secondary Memory, one of the study’s primary efficacy variables. In May 2006, we submitted an IND with the United States Food and Drug Administration (FDA) for a proposed Phase 2a clinical trial of MEM 3454 in Alzheimer’s disease, which we subsequently withdrew based on certain feedback from the FDA concerning the potential for impurities in the clinical material that we proposed for use in the Phase 2a trial. In September 2006, we filed a new IND for this proposed clinical trial and, in October 2006, the FDA placed the trial on clinical hold, seeking clarification of the changes and additions that we made to the IND from the first submission. We responded to the FDA in November 2006 and in December 2006, the FDA

completed its review of the IND and released the clinical hold on the development of this drug candidate. We expect to begin the Phase 2a trial early in the first quarter of 2007.

➢	MEM 63908 is the second drug candidate to be nominated from our Nicotinic Alpha-7 Agonist program and is also a partial agonist of the nicotinic alpha-7 receptor. MEM 63908 is being developed for the treatment of Alzheimer’s disease. We have conducted animal tests of MEM 63908 and have used various behavior assays to test the effect of MEM 63908 on memory and learning. In these tests, MEM 63908 improved learning and memory in healthy and aged cognitively impaired animals. MEM 63908 has also demonstrated a good safety profile in toxicological and safety studies in animals. We anticipate commencing a Phase 1 clinical trial for this drug candidate in the second half of 2007.

➢	MEM 1414 and MEM 1917 are two PDE4 inhibitors which, until April 2005, were being developed under our PDE4 inhibitor collaboration with F. Hoffmann-La Roche Ltd./Hoffman-La Roche Inc., or Roche. MEM 1414 was being developed by Roche for the treatment of Alzheimer’s disease and MEM 1917 was being evaluated by Roche as a back-up candidate to MEM 1414 and as a potential candidate for the treatment of depression. In August 2005, we reacquired the rights to MEM 1414 and MEM 1917 from Roche. We are currently exploring the potential for a new collaboration for MEM 1414 and MEM 1917. We anticipate that any further development of these drug candidates would be largely funded through such a collaboration.
We seek to leverage our pipeline of early development candidates through collaborations with leading pharmaceutical and biotechnology companies. To date, we have entered into two separate collaborations with Roche, one for the development of our PDE4 inhibitors, which we refer to as our 2002 Roche Agreement, and the other for the development of our nicotinic alpha-7 agonists, which we refer to as our Amended and Restated 2003 Roche Agreement. We have also entered into a collaboration with Amgen Inc., or Amgen, for the development of PDE10 inhibitors, which we refer to as our 2005 Amgen Agreement. In addition to our collaborations, we have entered into a development agreement with The Stanley Medical Research Institute, or SMRI, for the development of MEM 1003 as a treatment for bipolar disorder. As of September 30, 2006, we had received $ 64.9 million in upfront license fees, research and development funding, milestone payments and equity investments under our collaborations with Roche and Amgen and our development agreement with SMRI.
Our business is subject to numerous risks, as more fully described in the section titled “Risk Factors” immediately following this prospectus summary. In particular, we are at an early stage of our development with a limited operating history. We have incurred substantial operating losses in each year since inception, including a net loss for the year ended December 31, 2005 of $31.7 million. As of September 30, 2006, we had an accumulated deficit of approximately $168.5 million. We expect to incur substantial net losses for the foreseeable future as we increase the number of our development programs, increase our clinical trial activities and further expand our infrastructure. None of our drug candidates has received regulatory approval for commercialization and we do not expect that any drugs resulting from our or our collaborators’ research and development efforts will be commercially available for a significant number of years, if at all. We may never achieve profitability. We will require additional financing to support our research and development and clinical activities and operations. Our preclinical and clinical testing may not be predictive of future trial results and may not be sufficient to support regulatory approval of future clinical trials. We may not be successful in our business model of entering into and maintaining collaborations with third parties for our drug development programs. We are dependent on our collaborations and license relationship and may not be successful in achieving milestones under our collaborations.
Recent Developments
Closing of Private Placement
On October 5, 2006, we entered into an agreement to issue and sell in a private placement an aggregate of 28,232,202 shares of our common stock at a purchase price of $1.11 per share and warrants to purchase 7,058,042 shares of our common stock at an exercise price of $1.33 per share. The agreement provided for these securities to be sold in two closings. The first closing, consisting of the sale of 23,245,724 shares of common stock and all of the warrants, was consummated on October 16, 2006. The second closing, for which we obtained stockholder approval, was consummated on December 18, 2006. The remaining 4,986,478 shares of common stock were issued in the second closing. We refer to this transaction as the private placement. Following the first closing, Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (collectively, the “Great Point Entities”) exercised, on a cashless basis, all 3,066,811 of the warrants that they acquired in the private placement and received in exchange therefor, 1,499,224 shares upon such exercise. The private placement resulted in gross proceeds to us of approximately $32.2 million, which, after payment of expenses of the private placement, will be used for research and development of our drug programs and for other general corporate purposes.
Release of Clinical Hold
In November 2006, we provided the FDA with the information requested by the agency to facilitate its review of our IND for a proposed Phase 2a clinical trial of MEM 3454 in Alzheimer’s disease, which had been placed on clinical hold in October 2006. In December 2006, the FDA completed its review of the IND and released the clinical hold on the development of this drug candidate. We expect to begin the trial early in the first quarter of 2007.

Corporate Information
We were organized as a Delaware corporation on March 19, 1997. Our principal executive offices are located at 100 Philips Parkway, Montvale, New Jersey 07645, our telephone number is (201) 802-7100 and our Internet address is www.memorypharma.com. The information on our website is not incorporated by reference in this prospectus and should not be considered part of this prospectus.
The Offering

Common stock covered hereby	•	29,731,426 shares of our common stock held by the selling stockholders (which includes 1,499,224 shares issued to the Great Point Entities upon the cashless exercise of an aggregate of 3,066,811 warrants purchased in the private placement); and
	•	3,991,231 shares of our common stock issuable upon the exercise of warrants held by the selling stockholders.

Use of proceeds	We will not receive any proceeds from the sale or other disposition of the shares of our common stock by the selling stockholders. However, upon any cash exercise of the warrants described herein, the selling stockholders will pay us the exercise price of the warrants, which we will use for working capital.

Nasdaq Global Market symbol	MEMY

RISK FACTORS
Investing in our common stock involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the other information contained in this prospectus. If any of the following risks or uncertainties actually occur, our business, prospects, financial condition and operating results would likely suffer, possibly materially. In that event, the market price of our common stock could decline and you could lose part or all of your investment.
Risks Relating to our Business
We expect to continue to incur substantial losses, and we may never achieve profitability.
We began operations in 1998 and have a limited operating history upon which you can evaluate our current business and our prospects. We have incurred substantial and increasing operating losses in each year since inception, and we may never achieve profitability. As of September 30, 2006, we had an accumulated deficit of approximately $168.5 million, of which $19.5 million related to preferred stock dividends that were forfeited upon the conversion of our redeemable convertible preferred stock on April 8, 2004, the closing date of our initial public offering. We expect to incur substantial net losses for the foreseeable future as we significantly expand our clinical trial activity, increase the number of our development programs, and potentially in-license and acquire technologies. As a result, we will need to generate significant revenue or obtain external financing to pay these costs. Moreover, these losses have had, and are expected to continue to have, an adverse impact on our working capital, total assets and stockholders’ equity.
All of our revenue to date has been derived from license fees, milestone payments and research and development funding under our collaboration agreements with third parties. Substantially all of the potential revenue under these agreements depends on our reaching specified milestones or achieving product sales, neither of which is within our control. We cannot assure you that any external financing we seek will be available on favorable terms, if at all. We have not completed the development of any drugs, and we do not expect that any drugs resulting from our or our collaborators’ research and development efforts will be commercially available for a significant number of years, if at all. We do not know whether or when we will become profitable because of the significant uncertainties with respect to our ability to generate revenue from the sale of products based on our drug candidates.
Our drug candidates and programs are novel and in the early stages of development. As a result, it is difficult to predict accurately if and when we will achieve the development goals we establish for these drug candidates and programs.
We are a biopharmaceutical company focused on the discovery and development of novel drug candidates based on our understanding of the role played by certain biological targets in memory formation and cognition. Our current drug candidates are at an early stage of development including MEM 1003, our most clinically advanced drug candidate. Our drug candidates will require significant additional development, preclinical studies and clinical trials, regulatory clearances and additional investment by us or our collaborators before they can be commercialized. From time to time, we may establish and announce certain development goals for our drug candidates and programs; however, given the complex nature of the drug discovery and development process, it is difficult to predict accurately if and when we will achieve these goals. Although we have announced development goal timelines for the commencement of our Phase 2a clinical trial of MEM 3454 in Alzheimer’s disease and the completion of our Phase 2a clinical trials of MEM 1003 in Alzheimer’s disease and bipolar disorder, we cannot assure you that we will be able to achieve these development goals on the time schedules that we have planned.
Our drug discovery and development methods are unproven and may not lead to commercially viable drugs for any of several reasons. For example, we may fail to identify appropriate targets or compounds, our drug candidates may fail to be safe and effective in preclinical and clinical trials, or we may have inadequate financial or other resources to pursue discovery and development efforts for new drug candidates. In addition, because we have limited resources, we are focusing on targets, compounds and indications that we believe are the most promising. As a result, we may forego or delay pursuit of opportunities with other targets, compounds and indications.
The diseases we are targeting are poorly understood, which increases our chances of failure.
Our drug development programs target a broad range of CNS conditions, many of which exhibit significant impairment of memory and other cognitive functions. These conditions include neurological diseases associated with aging, such as Alzheimer’s, and also include certain psychiatric disorders such as schizophrenia, bipolar disorder and depression. These diseases and their causes are poorly understood. There are no approved drugs that treat these diseases through the mechanisms used by our drug candidates, and there is only a limited scientific understanding of the relationships between these diseases and the neurological pathways targeted by our drug candidates. These uncertainties increase the risk that one or more of our drug development programs may fail.

Our preclinical and clinical testing results may not be predictive of future trial results and may not be sufficient to support regulatory approval of future clinical trials. If subsequent study or trial results are unfavorable or insufficient, we may be forced to stop developing drug candidates that we currently believe are important to our future.
The results of preclinical studies and early stage clinical trials of our drug candidates are not necessarily predictive of the results of subsequent preclinical studies or later stage clinical trials. Our approach to drug development involves rigorous preclinical testing with a variety of in vitro assays and animal models in order to obtain early indications of safety and efficacy. We have invested in and continue to invest substantial resources in this capability. However, our drug candidates are at an early stage of development and only one drug candidate has progressed into Phase 2a clinical trials. As a result, we cannot determine whether our preclinical testing methodologies are predictive of clinical safety or efficacy. In addition, early stage clinical trials may not be predictive of future trial results. For example, while the preliminary cognitive data from the MAD study of MEM 3454 demonstrated a statistically significant positive effect on one of the primary efficacy variables of that study at a certain dose level, we cannot assure you that future clinical trials of MEM 3454 will demonstrate similar results. Furthermore, we cannot assure you that the data collected from the preclinical studies and clinical trials of our drug candidates will be sufficient to support regulatory approval of our future clinical trials by the FDA or by similar agencies in other countries.
As we or our collaborators obtain results from further preclinical or clinical trials, we or our collaborators may elect to discontinue or delay preclinical studies or clinical trials for certain products in order to focus our resources on more promising products. We or our collaborators may also change the indication being pursued for a particular drug candidate or otherwise revise the development plan for that compound. For each of our programs being developed under a collaboration agreement, we develop multiple drug candidates for the same class of compounds and for the same indication. Over the course of preclinical studies, these candidates may not prove to be sufficiently different to warrant pursuing them individually for the same indication, or at all. Moreover, drug candidates in later stages of clinical trials may fail to show the desired safety and efficacy traits despite having progressed through preclinical or initial clinical testing.
If we are unable to secure the requisite approvals for our drug candidates, we may not be able to proceed with our planned clinical trials, or if we experience significant delays in our clinical trials, we may incur additional costs in connection with conducting such trials.
Before obtaining regulatory approval for the sale of our drug candidates, they must be subjected to extensive clinical trials to demonstrate their safety and efficacy in humans. The clinical trials of any drug candidates that we develop must comply with regulation by numerous federal, state and local government authorities in the US, principally the FDA, and by similar agencies in other countries. The requirements that clinical trials must meet include institutional review board (IRB), or ethics committee oversight, informed consent and good clinical practices. Securing FDA approval requires the submission of extensive preclinical and clinical data and supporting information for each therapeutic indication to establish the product candidate’s safety and efficacy. In order for us or our collaborators to conduct human clinical trials in the US for our drug candidates, we or they must obtain and maintain an effective IND. In connection with obtaining and maintaining an IND, we or our collaborators may be required to provide the FDA with supplementary information regarding our preclinical testing of these drug candidates and the clinical trials conducted in foreign countries. We cannot assure you that we will be able to satisfactorily address any concerns the FDA may have. If we are unable to satisfy the FDA with respect to a certain drug candidate, we may be prevented from proceeding with the development of that drug candidate in the US. Or alternatively, if the FDA approval process is lengthier than what we anticipate, our schedule for commencing clinical trials may be delayed as we respond to FDA inquiries and we may incur additional costs associated with such delays. For example, in May 2006, we submitted an IND for a proposed Phase 2a clinical trial of MEM 3454 in Alzheimer’s disease, which we subsequently withdrew based on certain feedback from the FDA concerning the potential for impurities in the clinical material that we proposed for use in the Phase 2a trial. In September 2006, we filed a new IND for this proposed clinical trial and, in October 2006, the FDA placed the trial on clinical hold, seeking clarification of the changes and additions that we made to the IND from the first submission. We responded to the FDA in November 2006 and in December 2006, the FDA completed its review of the IND and released the clinical hold on the development of this drug candidate. Although we were ultimately able to secure the FDA’s approval of the IND for this drug candidate, the clinical hold caused a significant delay in the timing of this trial, which resulted in certain additional costs with respect to the trial. In addition, we cannot assure you that we will be able to satisfy the FDA with respect to other drug candidates in the future.
It takes years to complete the testing of a product, and failure can occur at any stage of testing. For example, our testing may be delayed or halted due to any of the following:
➢	any preclinical test or clinical trial may fail to produce safety and efficacy results satisfactory to the FDA or foreign regulatory authorities;

➢	preclinical and clinical data could be interpreted in different ways, which could delay, limit or prevent regulatory approval;

➢	negative or inconclusive results from a preclinical test or clinical study or adverse medical events during a clinical trial could cause delays in the completion of the preclinical test or clinical study, or could cause a preclinical study or clinical trial to be repeated, additional tests to be conducted or a program to be terminated, even if other studies or trials relating to the program are successful;

➢	the FDA or foreign regulatory authority could impose conditions on the scope or design of a clinical trial;

➢	the FDA or foreign regulatory authority could place a clinical hold on a trial if, among other reasons, it requires further information regarding certain results or events during preclinical tests or clinical trials, or it finds that patients enrolled in the trial are or would be exposed to an unreasonable and significant risk of illness or injury;

➢	the FDA or foreign regulatory authority might not approve the manufacturing processes or facilities that we utilize, or the processes or facilities of our collaborators;

➢	we may encounter delays in obtaining IRB approval to conduct a clinical trial at a prospective study site or in revising a clinical trial protocol after the clinical trial has commenced;

➢	any regulatory approval we ultimately obtain may be limited or subject to restrictions or post-approval commitments that render the product not commercially viable;

➢	we or our collaborators may encounter delays based on changes in regulatory agency policies during the period in which we develop a drug or the period required for review of any application for regulatory agency approval;

➢	our clinical trials may not demonstrate the safety and efficacy of our compounds or result in marketable products; and

➢	we or our collaborators may encounter delays in obtaining a sufficient supply of a drug candidate for use in our clinical trials either due to the amount of time required to manufacture a sufficient supply for larger clinical trials or as a result of manufacturing or quality assurance issues.
In addition, we or our collaborators may encounter delays based on our inability to enroll or retain a sufficient number of healthy volunteers or patients to complete our clinical trials. This could affect both our ability to complete a clinical trial in the time frame we have planned and its validity or statistical significance. Enrollment depends on many factors, including: the size of the patient population, the nature of the trial protocol, the proximity of volunteers/patients to clinical sites, the inclusion criteria for the study and whether recruitment from the same patient population is ongoing for clinical trials by other companies. Enrollment has become particularly challenging for clinical trials that involve patients with Alzheimer’s disease. Over the course of the Phase 2a AD clinical trial for MEM 1003 that we commenced in November 2005, we anticipate dosing up to approximately 180 patients with Alzheimer’s disease at multiple centers across the US. However, as with our Phase 1b safety and tolerability study for MEM 1003, we have experienced slower than anticipated enrollment in the Phase 2a AD clinical trial. As a result, in July 2006, we amended the clinical trial protocol to expand the inclusion criteria for patients. Although we expect to complete this Phase 2a AD clinical trial in the first half of 2007, we will not be able to achieve this goal unless the rate of patient enrollment continues to increase during this time frame. We are continually exploring alternatives for increasing the enrollment rate in the Phase 2a AD clinical trial and for achieving our time schedule for completing this trial. However, we cannot assure you that we will be successful in achieving and maintaining a level of patient enrollment sufficient to complete the Phase 2a AD clinical trial on the time schedule that we have planned.
We cannot assure you that our clinical trials will commence, proceed or be completed on schedule. Delays in securing the required approvals or in enrolling patients for a clinical study could result in increased costs, program delays or both, which could have a harmful effect on our ability to develop products. In addition, delays in completing our clinical trials or rejection of data from a clinical trial will result in increased development costs and could have a material adverse effect on the development of our drug candidates.
We will need additional financing, which may be difficult to obtain. Our failure to obtain necessary financing would adversely affect our development programs and other operations.
Based on our current business plan, we believe that our existing cash and cash equivalents, marketable securities, payments for research and development services and other payments required to be made by our collaboration partners should be sufficient to fund our anticipated levels of operations into 2008. We will, therefore, need to raise additional equity or other financing to finance our future requirements. We may not be able to obtain additional financing on acceptable terms or at all.
If we are unable to obtain adequate financing on a timely basis or to enter into agreements with collaboration partners, we will have to reduce or delay our efforts with respect to certain of our drug development candidates and our exploratory research programs. We are funding or contemplating funding the development of several of our drug candidates and programs. Our most significant commitment currently is to MEM 1003, for which we are funding a multi-center Phase 2a AD clinical trial.

Our future capital requirements will depend on many factors, including:
➢	the number of compounds and drug candidates that we advance through the development process;

➢	the funding from our collaborations with Roche and Amgen;

➢	whether we are able to enter into a collaboration with regard to MEM 1003 and the terms of any such collaboration;

➢	the scope and results of our and our collaborators’ clinical trials;

➢	the costs involved in utilizing third party contract research organizations for preclinical studies and clinical trials;

➢	the timing of, and the costs involved in, obtaining regulatory approvals;

➢	the availability of third parties, and the cost, to manufacture compounds for clinical trial supply;

➢	the costs involved in preparing, filing, prosecuting, maintaining and enforcing patent claims and other patent-related costs, including litigation costs and the results of such litigation; and

➢	the cost of commercialization activities, including product marketing, sales and distribution.
In addition, if we are not able to obtain adequate equity or other financing to fund the development of our drug candidates and programs, we may have to obtain capital through arrangements with collaborators that require us to relinquish greater rights to our technologies or drug candidates than we might otherwise have done.
Failure to raise adequate capital in a timely manner would have a material adverse effect on our business, operating results, financial condition and future growth prospects. If we raise additional capital by issuing equity securities, our then existing stockholders will experience significant dilution.
We may not be able to succeed in our business model of seeking to enter into collaborations at early stages of development. We currently do not have a collaboration partner for MEM 1003, our most clinically advanced drug candidate.
Our current strategy for developing, manufacturing and commercializing our drug candidates includes securing collaborations with pharmaceutical and biotechnology companies relatively early in the drug development process and for these collaborators to undertake some or all of the clinical development and commercialization of our drug candidates. Although we have entered into three collaborations to date, each for a program which was, at that time, still in the preclinical stage of development, it may be difficult for us to find third parties that are willing to enter into collaborations for our other development programs or programs at an early stage. If we are not able to enter into additional collaborations, we could be required to undertake and fund further development, clinical trials, manufacturing and marketing activities for these programs, at our own expense. If we do enter into other collaborations or arrangements for our other programs, we may not accurately assess the commercial potential or target market for a program and may relinquish valuable rights to that program.
With the exception of our Phase 2a bipolar disorder clinical trial, we have funded our MEM 1003 program on our own and, as part of that program, are currently funding a multi-center Phase 2a AD clinical trial for MEM 1003, while continuing to explore the potential for a collaboration for this drug candidate. We cannot assure you that we will be successful in entering into a collaboration for MEM 1003 on favorable terms, if at all. If, following the completion of the Phase 2a clinical trials for MEM 1003, we have been unable to find a collaboration partner for MEM 1003, we may at that time choose to continue the development of MEM 1003 at our own expense. If we do so, our requirements for capital will substantially increase. Such capital might not be available on favorable terms, or at all. Alternatively, we would have to delay, substantially reduce or cease our efforts on certain of our drug candidates and/or our development or exploratory programs.
We are dependent upon our collaboration partners to conduct clinical trials and to manufacture, market and sell our products.
Based on our strategy of securing collaborations with pharmaceutical and biotechnology companies that would undertake later-stage clinical development and commercialization of our products, we have entered into three collaborations to date, two with Roche and one with Amgen. These collaborations are for compounds representing three of our four development programs. We do not have day-to-day control over the activities of our collaboration partners, and we are unlikely to control the activities of any other collaborators with which we enter into agreements. Roche and Amgen have, and any other collaborators will have, significant discretion in determining the efforts and amount of resources that they dedicate to our collaborations. In addition, either Roche or Amgen or any other future collaboration partner may adhere to criteria for determining whether to proceed with clinical development of a particular compound that leads them to terminate a clinical development program under circumstances where we might have continued such a program. For example, in April 2005, Roche decided not to pursue further clinical development of the two named PDE4 inhibitor drug candidates that were being developed under the 2002 Roche Agreement, MEM 1414 and its back-up candidate, MEM 1917. In August 2005, we reacquired the rights to MEM 1414 and MEM 1917 from Roche and are currently exploring the potential for a new collaboration for these drug candidates. We cannot assure you that we will be successful in securing a new collaboration partner for these drug candidates or that we will continue their development on our own. In addition, we cannot assure you that Roche will choose to pursue the clinical development of any other PDE4 inhibitor compounds that have been identified through our collaboration under the 2002 Roche Agreement.
Our ability to generate milestone payments and royalties from our collaborators depends on our collaborators’ ability to establish the safety and efficacy of our drug candidates, obtain regulatory approvals and achieve market acceptance of products developed from our drug candidates. In addition to testing and seeking regulatory approval, we are dependent on our collaborators for the manufacturing of clinical scale quantities of some of our drug candidates and would be dependent on them in the future for commercial scale manufacturing, distribution and direct sales. Our collaborators may not be successful in manufacturing our drug candidates on a commercial scale or in successfully commercializing them.
Under our collaboration agreements, our collaboration partners’ termination rights include the ability to terminate the collaboration with us at any time, with or without cause, on relatively short notice. Future collaboration partners, if any, are also likely to have the right to terminate the collaboration on relatively short notice. In addition, under our Amended and Restated 2003 Roche Agreement, Roche has the right to obtain an exclusive license for MEM 3454 following the completion of Phase 2a clinical trials by making payments to us upon our achievement of certain developmental milestones. If Roche does not exercise its option to an exclusive license to MEM 3454 or if after acquiring the license Roche terminates development of MEM 3454 before it is commercialized, we would not receive further milestone payments or be eligible for royalties with respect to MEM 3454. Our 2005 Amgen Agreement provides that upon the occurrence of certain events, including a change of control (which, under certain circumstances, could be triggered by a sale of 20% of our shares to certain pharmaceutical or biotechnology entities), certain rights and obligations under that agreement terminate (subject to reinstatement in certain cases), including our right to participate in the collaboration and Amgen’s obligations to fund our research and development and to use commercially reasonable efforts to develop and commercialize PDE10 inhibitors. If Roche, Amgen or any future collaborator terminates its collaboration with us or fails to perform or satisfy its obligations to us, the development or commercialization of our drug candidates being developed under those collaborations would be significantly delayed or halted and our ability to realize milestone payments and royalty revenue would be adversely affected.
Our collaborations are subject to many risks, which could prevent us from developing and commercializing our drug candidates.
We are dependent on our collaboration partners for drug development and commercialization. Our existing collaborations and any future collaboration may not be scientifically or commercially successful. In addition, any collaboration partner may be unwilling or unable to fulfill its obligations to us, including its development and commercialization responsibilities in respect of our drug candidates. Additional risks that we face in connection with our collaborations include the following:
➢	our collaborators may develop and commercialize, either alone or with others, products and services that are similar to or competitive with the products that are the subject of the collaboration with us;

➢	collaborators may underfund or not commit sufficient resources to the testing, marketing, distribution or other development of our products;

➢	our collaborators may not properly maintain or defend our intellectual property rights or they may utilize our proprietary information in such a way as to invite litigation that could jeopardize or potentially invalidate our proprietary information or expose us to potential liability;

➢	our collaborators may encounter conflicts of interest, changes in business strategy or other business issues which could adversely affect their willingness or ability to fulfill their obligations to us (for example, pharmaceutical and biotechnology companies historically have re-evaluated their priorities following mergers and consolidations, which have been common in recent years in these industries); and

➢	disputes may arise between us and our collaborators delaying or terminating the research, development or commercialization of our drug candidates, resulting in significant litigation or arbitration that could be time-consuming and expensive, or causing our collaborators to act in their own self-interest and not in the interest of our stockholders.
Collaborations with pharmaceutical companies and other third parties often are terminated or allowed to expire. The termination of any collaboration that we enter into could adversely affect the future prospects of drug candidates being developed under that collaboration and our ability to commercialize those drug candidates. Any termination or expiration of a collaboration would adversely affect us financially and could harm our business reputation. In such event, we might be required to devote additional resources to a development program or a drug candidate, seek a new collaborator, or abandon the development of a drug candidate, or an entire development program, any of which could have a material adverse effect on our business.
In addition to our collaborations, we are dependent on certain license relationships.
We have in-licensed technology that is important to our business, and we may enter into additional licenses in the future. For example, we hold a license from Bayer for intellectual property relating to MEM 1003. Our license from Bayer imposes on us development and commercialization obligations, milestone and royalty payment obligations and other obligations. Other licenses to which we are a party contain, and we expect that any future in-licenses will contain, similar provisions. If we fail to comply with these obligations to Bayer or to any other licensor, the licensor may have the right to terminate the license, in which event we would not be able to commercialize drug candidates or technologies that were covered by the license. Also, the milestone and other payments associated with these licenses could make it less profitable for us to develop drug candidates utilizing these drug candidates and technologies.
In the event that our license agreements are terminated, we may not be able to obtain licenses for alternative drug candidates or technologies on terms favorable to us, if at all. If any of our licensors terminates or breaches its agreement with us, such termination or breach could have a material adverse effect on our business.
We face intense competition in the development and commercialization of our drug candidates.
The development and commercialization of new drugs is highly competitive. There are a number of companies that focus on the CNS disease markets that we are addressing. We face competition from major pharmaceutical companies, specialty pharmaceutical companies and biotechnology companies worldwide. Additionally, various large pharmaceutical and biotechnology companies, universities and public agencies are developing and using technologies to address the treatment of cognitive disorders. Many of our competitors possess greater financial, managerial, scientific and technical resources than we do and have significantly more experience in preclinical testing, human clinical trials, product manufacturing, the regulatory approval process and marketing and distribution than we do, all of which put us at a competitive disadvantage. We face and will continue to face competition in the discovery, in-licensing, development and commercialization of our drug candidates, which could severely impact our ability to generate revenue or achieve significant market acceptance of our drug candidates. Furthermore, new developments, including the development of other drugs and technologies and methods of preventing the incidence of disease, such as vaccines, occur in the pharmaceutical industry at a rapid pace. These developments could render our drug candidates obsolete or noncompetitive. We are aware that there are a number of drugs under development by both large pharmaceutical companies and small biotechnology companies for additional treatments of Alzheimer’s disease, schizophrenia, bipolar disorder and depression.
We depend on our key scientific and other key personnel and have recently experienced turnover in our key senior management. If we are not able to retain our key scientific and other key personnel or recruit additional scientific and technical personnel, our business will suffer.
Our performance is substantially dependent on the performance of our senior management and key scientific and technical personnel, particularly James R. Sulat, our President and Chief Executive Officer and Dr. David A. Lowe, our Chief Scientific Officer. Our employment agreements with these executive officers are terminable by us or the executive without notice. The loss of the services of one or more of our key employees or the inability to attract and retain qualified personnel could have an adverse impact on our business and prospects. We do not carry key man life insurance on any of our key personnel.
We have experienced turnover in our senior management and we have also added new members to our senior management team. If we continue to experience turnover of senior management, our business, our stock price and investor confidence in us may be adversely affected.
In addition, we face competition for research scientists and technical staff from other companies, academic institutions, government entities, nonprofit laboratories and other organizations. To pursue our product development plans, we will need to hire additional management personnel and additional qualified scientific personnel to perform research and development. If we cannot continue to attract and retain, on acceptable terms, the qualified personnel necessary for the continued development of our business, we may not be able to sustain our operations or grow.
If third-party contract research organizations do not perform in an acceptable and timely manner, our preclinical testing or clinical trials could be delayed or unsuccessful.
We do not have the ability to conduct our preclinical testing or clinical trials independently and have limited experience in conducting clinical trials. In addition to our collaborators, we rely and will continue to rely on preclinical and clinical investigators, third-party contract research organizations and consultants to perform some or all of the functions associated with preclinical testing or clinical trials. From time to time, preclinical and clinical investigators, third-party contract research organizations and consultants have not performed in a manner that we believed was acceptable or timely. In each case we have discussed and resolved these issues with the vendor, and none of these issues have led to a material delay or other material adverse effect on our preclinical testing or clinical trials.

However, the failure of any vendor to perform in an acceptable and timely manner in the future, including in accordance with any applicable regulatory requirements or preclinical testing or clinical trial protocol, could cause a delay or other material adverse effect on our preclinical testing, clinical trials and ultimately on the timely advancement of our development programs.
If we or our collaborators cannot locate acceptable contractors to run a portion of our or our collaborators’ preclinical testing or clinical trials or enter into favorable agreements with them, or if these third parties do not successfully carry out their contractual duties, satisfy FDA and other US and foreign legal and regulatory requirements for the conduct of preclinical testing and clinical trials or meet expected deadlines, our preclinical or clinical development programs and those of our collaborators could be delayed and otherwise adversely affected.
If we or our collaborators fail to obtain regulatory clearance for our current or future drug candidates, we will be unable to market and sell any products and therefore may never be able to generate product revenue or be profitable.
We or our collaborators will be required to obtain from the FDA and to maintain an effective IND to conduct human clinical trials in the US and must obtain and maintain regulatory approval for commercial distribution. This process is expensive, uncertain and takes many years. In order to obtain regulatory clearance to conduct clinical trials in the US and eventually obtain approval in the US, we or our collaborators must provide the FDA with data sufficient to demonstrate the safety and efficacy of each drug candidate. None of our drug candidates is currently approved for sale by the FDA or by any other regulatory agency in the world, and our drug candidates may never be approved for sale or become commercially viable. If we, either alone or with collaborators, are unable to successfully complete clinical trials of any of our current or future drug candidates, or if the results of these trials are not positive or are only modestly positive, we or our collaborators may not be able to obtain marketing approval for any drugs or may obtain approval for indications that are not as broad as we wanted. If this occurs, our business will be materially harmed, our ability to generate revenue will be severely impaired and our stock price may decline.
In addition, during the clinical development of our drug candidates, the policies of the FDA may change and additional regulations may be enacted which could prevent or delay regulatory approval of our drug candidates. Moreover, increased attention to the containment of health care costs in the US and in foreign markets could result in new government regulations that could have a material adverse effect on our business. We cannot predict the likelihood, nature or extent of adverse governmental regulation that might arise from future legislative or administrative action, either in the US or abroad.
Failure to obtain regulatory approval in foreign jurisdictions would prevent us from marketing our products abroad.
We intend to have our products marketed outside the US. In order to market our products in the European Union and many other foreign jurisdictions, we or our collaborators must obtain separate regulatory approvals and comply with numerous and varying regulatory requirements. The approval procedure varies among countries and can involve additional testing. The time required to obtain approval may differ from that required to obtain FDA approval. The foreign regulatory approval process entails all of the risks associated with obtaining FDA approval. We and our collaborators may fail to obtain foreign regulatory approvals on a timely basis, if at all. Approval by the FDA does not ensure approval by regulatory authorities in other countries, and approval by one foreign regulatory authority does not ensure approval by regulatory authorities in other foreign countries or by the FDA. We and our collaborators may not be able to file for, and may not receive, necessary regulatory approvals to commercialize our products in any market. If we or our collaborators fail to obtain these approvals, our business, financial condition and results of operations could be materially and adversely affected.
Our potential products may not be commercially viable if we or our collaborators fail to obtain an adequate level of reimbursement for these products by Medicare and other third-party payors or if the pricing for these products is set at unsatisfactory levels by foreign countries.
Our commercial success will depend in part on third-party payors such as government health administration authorities, including Medicare, private health insurers and other organizations agreeing to reimburse patients for the costs of our products. Significant uncertainty exists as to the reimbursement status of newly approved health care products. Because most persons suffering from Alzheimer’s disease are elderly, we expect that coverage for any products that we and our collaborators successfully develop to treat Alzheimer’s disease in the US will be provided primarily through the Medicare program. Our business would be materially adversely affected if the Medicare program were to determine that our drugs are “not reasonable and necessary” and deny reimbursement of our or our collaborators’ prospective products. Our business could also be adversely affected if the Medicare program or other reimbursing bodies or payors limit the indications for which our or our collaborators’ prospective products will be reimbursed to a smaller set of indications than we believe is appropriate.
In some foreign countries, particularly the countries of the European Union, the pricing of prescription pharmaceuticals is subject to governmental control. In these countries, pricing negotiations with governmental authorities can take 6 to 12 months or longer after the receipt of regulatory marketing approval for a product. To obtain reimbursement or pricing approval in some countries, we or our collaborators may be required to conduct a clinical trial that compares the cost-effectiveness of our products to other available therapies. If reimbursement for our products in foreign countries is unavailable or limited in scope or amount, or if pricing is set at unsatisfactory levels, our business could be materially harmed.
If physicians and patients do not accept our product candidates, we may be unable to generate significant revenue.
Even if our drug candidates obtain regulatory approval, they still may not gain market acceptance among physicians, patients and the medical community, which would limit our ability to generate revenue and would adversely affect our results of operations. Physicians will not recommend products developed by us or our collaborators until clinical data or other factors demonstrate the safety and efficacy of our products as compared to other available treatments. In addition, competitors may be more effective in marketing their drugs. Even if the clinical safety and efficacy of products developed from our drug candidates is established, physicians may elect not to recommend these products for a variety of factors, including the reimbursement policies of government and third-party payors.
We have no manufacturing capacity and depend on third parties to supply us with the compounds under development, to develop effective formulations and to manufacture our products.
We have no manufacturing experience, and we currently lack the resources and capability to develop formulations and manufacture any of our drug candidates on a clinical or commercial scale. We do not currently operate manufacturing facilities for clinical or commercial production of our drug candidates under development, and we do not currently intend to do so in the foreseeable future. As a result, we are dependent on third parties, including our collaboration partners, for the formulation and manufacture of clinical and commercial scale quantities of our drug candidates. If we or our collaborators are unable to secure an adequate supply of our compounds under development, or if the third parties we contract with are unable to develop effective formulations or to timely manufacture our drug candidates for our clinical trials in accordance with our specifications and timely deliver the drug candidates to the appropriate clinical trial sites, we may encounter delays in our clinical trials. Although we believe that there is an adequate number of suppliers for compounds such as ours, we could experience a shortage of suppliers, or an interruption in supply if a supplier relationship were terminated, that could have an adverse effect on our or our collaborators’ ability to supply products. In addition, in the event of a natural disaster, equipment failure, power failure, strike or other difficulty, we may be unable to replace our third-party manufacturers in a timely manner.
Manufacturing of our products must meet applicable regulatory standards.
We, our collaborators and our third-party manufacturers are required to adhere to federal current good manufacturing practices requirements. Under these requirements, our drug candidates must be manufactured and our records maintained in a prescribed manner with respect to manufacturing, testing, quality control and other activities. Furthermore, the manufacturing facilities used by us or our collaborators must pass a pre-approval inspection by the FDA and foreign authorities before obtaining marketing approval, and will be subject to periodic inspection by the FDA and corresponding foreign regulatory authorities. These inspections may result in compliance issues that could prevent or delay marketing approval, result in interruption or shortage of clinical or commercial product or require the expenditure of money or other resources to correct. We cannot control these manufacturing facilities’ compliance with FDA requirements and may be limited to certain contractual remedies and rights of inspection. If these manufacturing facilities fail to comply with applicable regulatory requirements, we may not be granted approval for marketing, and we could, among other things, be subject to fines, total or partial suspension of production, withdrawal of regulatory approvals, product recalls, seizure of products, operating restrictions and criminal prosecution.
We face the risk of product liability claims and may not be able to obtain insurance.
Our business exposes us to the risk of product liability claims that is inherent in the development of drugs. If the use of one or more of our or our collaborators’ drugs harms people, we may be subject to costly and damaging product liability claims brought against us by clinical trial participants, consumers, health care providers, pharmaceutical companies or others selling our products. We have product liability insurance that covers our clinical trials up to an aggregate of $10.0 million annually, with a deductible of $25,000 per claim. We believe that this coverage is consistent with industry practice, but we cannot predict all of the possible harms or side effects that may result and, therefore, the amount of insurance coverage we currently hold may not be adequate to cover all liabilities we might incur. We intend to expand our insurance coverage to include the sale of commercial products if we obtain marketing approval for our drug candidates in development, but we may be unable to obtain commercially reasonable product liability insurance for any products approved for marketing. If we are unable to obtain insurance at an acceptable cost or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may materially and adversely affect our business and financial position. If we are sued for any injury allegedly caused by our or our collaborators’ products, our liability could exceed our total assets and our ability to pay the liability. A successful product liability claim or series of claims brought against us would decrease our cash and could cause our stock price to fall.

Our or our collaborators’ products could be subject to restrictions or withdrawal from the market. We or they may be subject to penalties if we or they fail to comply with post-approval regulatory requirements or experience unanticipated problems with any approved products.
If we or our collaborators obtain marketing approval for a product, that product, along with the associated manufacturing processes, any post-approval clinical data and the advertising and promotional activities for the product will be subject to continual regulatory requirements, review and periodic inspections by the FDA and other regulatory bodies. Even if regulatory approval of a product is granted, the approval may be subject to limitations on the indicated uses for which the product may be marketed or to other restrictive conditions of approval. Furthermore, any approval may contain requirements for costly post-marketing testing and surveillance to monitor the safety or efficacy of the product. Later discovery of previously unknown problems with our products, supplier processes, or failure to comply with regulatory requirements, may result in:
➢	product recalls;

➢	revocation of previously granted approvals;

➢	the need to conduct additional clinical trials; and

➢	fines and other censures.
We or our collaborators may be slow to adapt, or we or they may not be able to adapt, to changes in existing regulatory requirements or adoption of new regulatory requirements or policies.
Our business activities require compliance with environmental laws. If we violate these laws, we could be subject to significant fines, liabilities or other adverse consequences.
Our research and development programs involve the controlled use of hazardous materials. Accordingly, we are subject to federal, state and local laws governing the use, handling and disposal of these materials. Although we believe that our safety procedures for handling and disposing of these materials comply in all material respects with the standards prescribed by state and federal regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In addition, our collaborators may not comply with these laws. In the event of such an accident or failure to comply with environmental laws, we could be held liable for damages that result, and any such liability could exceed our assets and resources.
Risks Relating to Intellectual Property
If we are unable to obtain intellectual property protection for our chemical compounds and research tools, the value of our technology and products will be adversely affected.
Our success depends in part on our ability to obtain and maintain intellectual property protection for our drug candidates, technology and know-how. Our policy is to seek to protect our chemical compounds and technologies by, among other methods, filing US and foreign patent applications related to our proprietary technology, inventions and improvements that are important to the development of our business. We, our collaborators or our licensors file patent applications directed to all drug candidates in an effort to establish intellectual property positions regarding new chemical entities relating to our drug candidates as well as uses of new chemical entities in the treatment of CNS disorders.
The patent positions of companies like ours are generally uncertain and involve complex legal and factual questions. Our ability to maintain and solidify our proprietary position for our technology will depend on our success in obtaining effective patent claims and enforcing those claims once granted. We do not know whether any of our patent applications or those patent applications that we license will result in the issuance of any patents. Our issued patents and those that may be issued in the future, or those licensed to us, may be challenged, invalidated, rendered unenforceable or circumvented, which could limit our ability to stop competitors from marketing related products for the length of term of patent protection that we may have for our or our collaborators’ products. In addition, the rights granted under any issued patents may not provide us with competitive advantages against competitors with similar compounds or technologies. Furthermore, our competitors may independently develop similar technologies or duplicate any technology developed by us in a manner that does not infringe our patents or other intellectual property. Because of the extensive time required for development, testing and regulatory review of a potential product, it is possible that, before any of our products or those developed by our collaborators can be commercialized, any related patent may expire or remain in force for only a short period following commercialization, thereby reducing any advantages of the patent.
We rely on trade secrets and other confidential information to maintain our proprietary position.
In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade secrets and proprietary information, we have entered into confidentiality agreements with our employees, consultants and collaborators upon the commencement of their relationships with us. These agreements require that all confidential information developed by the individual or made known to the individual by us during the course of the individual’s relationship with us be kept confidential and not disclosed to third parties. Our agreements with employees also provide that inventions conceived by the individual in the course of rendering services to us shall be our exclusive property. However, we may not obtain these agreements in all circumstances, and individuals with whom we have these agreements may not comply with their terms. In the event of unauthorized use or disclosure of our trade secrets or proprietary information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. To the extent that our employees, consultants or contractors use technology or know-how owned by others in their work for us, disputes may arise as to the rights in related inventions.
Adequate remedies may not exist in the event of unauthorized use or disclosure of our confidential information. The disclosure of our trade secrets would impair our competitive position and could have a material adverse effect on our operating results, financial condition and future growth prospects.
We may be involved in lawsuits to protect or enforce our patents or the patents of our collaborators or licensors, which could be expensive and time consuming.
Competitors may infringe our patents or the patents of our collaborators or licensors. To counter infringement or unauthorized use, we may be required to file infringement claims, which can be expensive and time-consuming. In addition, in an infringement proceeding, a court may decide that a patent of ours is not valid or is unenforceable, or may refuse to stop the other party from using the technology at issue on the grounds that our patents do not cover its technology. An adverse determination of any litigation or defense proceedings could put one or more of our patents at risk of being invalidated or interpreted narrowly and could put our patent applications at risk of not issuing.
Interference proceedings brought by the US Patent and Trademark Office may be necessary to determine the priority of inventions with respect to our patent applications or those of our collaborators or licensors. Litigation or interference proceedings may fail and, even if successful, may result in substantial costs and be a distraction to our management. We may not be able, alone or with our collaborators and licensors, to prevent misappropriation of our proprietary rights, particularly in countries where the laws may not protect such rights as fully as in the US.
Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. In addition, during the course of this kind of litigation, there could be public announcements of the results of hearings, motions or other interim proceedings or developments. If securities analysts or investors perceive these results to be negative, it could have a substantial adverse effect on the price of our common stock.
Under our agreement with Bayer, we have the first right, but not the obligation, to enforce the patent rights covered under the agreement with respect to infringement or interference by any third party. Under our collaborations with Roche, Roche generally has the first right to bring an action with respect to the infringement of patent rights covered under the applicable agreement. In the event that Roche does not exercise this right, we retain the right to bring the infringement action. Under our Amended and Restated 2003 Roche Agreement, prior to Roche exercising its right to obtain a license for MEM 3454, we will have the first right to bring an action with respect to the infringement of patent rights related to MEM 3454. Under our 2005 Amgen Agreement, Amgen has the sole and exclusive right to enforce the patent rights under that agreement. We may not prevail in any litigation or interference proceeding in which we are involved. Even if we do prevail, these proceedings can be very expensive and distract our management.
Third parties may own or control patents or proprietary rights that are infringed by our technologies or drug candidates.
Our success depends in part on avoiding the infringement of other parties’ patents and proprietary rights as well as avoiding the breach of any licenses relating to our technologies and products. In the US, patent applications filed in recent years are confidential for 18 months, while older applications are not published until the patent issues. As a result, there may be patents of which we are unaware, and avoiding patent infringement may be difficult. We may inadvertently infringe third-party patents or proprietary rights. These third parties could bring claims against us, our collaborators or our licensors that even if resolved in our favor, could cause us to incur substantial expenses and, if resolved against us, could additionally cause us to pay substantial damages. Further, if a patent infringement suit were brought against us, our collaborators or our licensors, we or they could be forced to stop or delay research, development, manufacturing or sales of any infringing product in the country or countries covered by the patent we infringe, unless we can obtain a license from the patent holder. Such a license may not be available on acceptable terms, or at all, particularly if the third party is developing or marketing a product competitive with the infringing product. Even if we, our collaborators or our licensors were able to obtain a license, the rights may be nonexclusive, which would give our competitors access to the same intellectual property. We also may be required to pay substantial damages to the patent holder in the event of an infringement. Under some circumstances in the US, these damages could be triple the actual damages the patent holder incurs. If we have supplied infringing products to third parties for marketing or licensed third parties to manufacture, use or market infringing products, we may be obligated to indemnify these third parties for any damages they may be required to pay to the patent holder and for any losses the third parties may sustain themselves as the result of lost sales or damages paid to the patent holder.
Any successful infringement action brought against us, our collaborators, or our licensors may also adversely affect marketing of the infringing product in other markets not covered by the infringement action, as well as our marketing of other products based on similar technology. Furthermore, we may suffer adverse consequences from a successful infringement action against us, our collaborators or our licensors even if the action is subsequently reversed on appeal, nullified through another action or resolved by settlement with the patent holder. The damages or other remedies awarded, if any, may be significant. As a result, any infringement action against us, our collaboration partners or our licensors would likely delay the regulatory approval process, harm our competitive position, be very costly and require significant time and attention of our key management and technical personnel.
Risks Relating to our Private Placement
As a result of the shares issued in the private placement, the number of shares of our common stock outstanding has increased substantially and certain purchasers beneficially own significant blocks of our common stock; upon registration under the Securities Act, these shares will be generally available for resale in the public market.
In connection with the private placement, we issued to a small group of institutional and other accredited investors an aggregate of 28,232,202 shares of common stock, plus warrants to purchase an aggregate of 7,058,042 additional shares of common stock. The issuance of these shares and warrants resulted in substantial dilution to stockholders who held our common stock prior to the private placement.
Two of the investors in the private placement, Biomedical Value Fund, L.P. and Biomedical Offshore Value Fund, Ltd. (referred to as the Great Point Entities), each exercised, on a cashless basis, all of their respective warrants issued in connection with the private placement and, in exchange therefor, were issued an additional 1,499,224 shares. Accordingly, the Great Point Entities have acquired a total of 13,766,475 shares of our common stock (after giving effect to the warrant exercise described above) and two additional investors, MPM BioVentures IV-QP, L.P., and MPM Asset Management Investors BV4 LLC (referred to as the MPM Entities) have acquired a total of 11,391,019 shares of our common stock and 2,847,754 warrants. In addition, pursuant to the terms of the securities purchase agreement entered into in connection with the private placement, Vaughn Kailian, a member of the general partner of MPM BioVentures IV-QP, L.P., was elected to our board of directors to fill a newly created director position. As a result of their ownership interest, and in the case of the MPM Entities, the Board seat held by Mr. Kailian, the Great Point Entities and the MPM Entities will each have significant influence over the outcome of any stockholder vote, including the election of directors and the approval of mergers or other business combination transactions.
Under the purchase agreement for the private placement, we have agreed to file this registration statement with the SEC covering the resale of the shares of common stock issued in the private placement and the shares of common stock issuable upon exercise of the warrants. Upon such registration of the shares issued in the private placement, these shares will become generally available for immediate resale in the public market. The market price of our common stock could fall due to an increase in the number of shares available for sale in the public market.
If we do not obtain and maintain effectiveness of the registration statements covering the resale of the shares issued in the private placement, we will be required to pay certain liquidated damages, which could be material in amount.
The terms of the securities purchase agreement in connection with the private placement require us to pay certain liquidated damages to the purchasers in the private placement in the event that the registration statement does not become effective or effectiveness is not maintained beginning 90 days after the first closing (if the registration statement is not reviewed by the SEC) or 120 days after the first closing (if it is so reviewed), and ending on the third anniversary of the second closing. The only exception is our right, without incurring liquidated damages, to suspend the use of the registration statement during 90 days (which may be non-consecutive) in any 12-month period. Subject to this exception, for each 30-day period or portion thereof when the registration statement is not effective, we are obligated to pay to each purchaser an amount in cash equal to 1.0% of that purchaser’s aggregate purchase price, up to a maximum of 10% of the aggregate purchase price paid by that Purchaser These amounts could be material. If we are unable to obtain effectiveness of the registration statement within the time period allotted or are unable to maintain such effectiveness (or suspend effectiveness), the amounts we are required to pay could materially adversely affect our financial condition.
Risks Relating to our Common Stock
Our executive officers, directors and their affiliates have the ability to significantly influence all matters submitted to stockholders for approval.
As of December 31, 2006, our executive officers, directors and their affiliates beneficially owned shares representing approximately 36.03% of our outstanding common stock. Accordingly, these executive officers, directors and their affiliates, acting as a group, have substantial influence over the outcome of corporate actions requiring stockholder approval, including the election of directors, any merger, consolidation or sale of all or substantially all of our assets or any other significant corporate transactions. This concentration of ownership may have the effect of delaying or preventing a change of control of us, even if such a change of control would benefit our other stockholders.
Our stock price is subject to fluctuation, which may cause an investment in our stock to suffer a decline in value.
The trading price of our common stock may be highly volatile and could be subject to wide fluctuations in price in response to various factors, many of which are beyond our control, including:
➢	announcements regarding the results of preclinical tests or clinical studies involving our drug candidates;

➢	disputes, modifications, terminations or other developments regarding our collaborations;

➢	announcements regarding new collaborations or changes to current collaborations;

➢	announcements regarding technological innovations or new products by us, our collaboration partners or our competitors;

➢	changes in the market valuations of similar companies;

➢	conditions or trends in the biotechnology and pharmaceutical industries;

➢	developments relating to patents and other intellectual property rights, including disputes with licensors or other third parties, litigation matters and our ability to obtain patent protection for our chemical compounds or technologies;

➢	FDA or international regulatory actions;

➢	additions to or departures of our key personnel;

➢	actual or anticipated variations in quarterly operating results;

➢	changes in financial estimates by, or expectations of securities analysts; and

➢	sales of our common stock.
In addition, public companies in general and companies listed on The Nasdaq Global Market in particular have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of those companies. Further, there has been particular volatility in the market prices of securities of biotechnology and other life sciences companies. These broad market and industry factors may seriously harm the market price of our common stock, regardless of our operating performance. In the past, following periods of volatility in the market, securities class action litigation has often been instituted against companies. Such litigation, if instituted against us, could result in substantial costs and diversion of management’s attention and resources.
Antitakeover provisions that we have in place could entrench our management team and delay or prevent an acquisition. These provisions could adversely affect the price of our common stock because purchasers cannot acquire a controlling interest.
Provisions of our Amended and Restated Certificate of Incorporation, or Certificate of Incorporation, and Amended and Restated Bylaws, or Bylaws, and applicable provisions of the General Corporation Law of the State of Delaware may make it more difficult for or prevent a third party from acquiring control of us without the approval of our Board of Directors. These provisions include:
➢	a classified Board of Directors;

➢	limitations on the removal of directors;

➢	limitations on stockholder proposals at meetings of stockholders;

➢	the inability of stockholders to act by written consent or to call special meetings; and

➢	the ability of our Board of Directors to designate the terms of and issue new series of preferred stock without stockholder approval.
The affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote is necessary to amend or repeal the above provisions of our Certificate of Incorporation. In addition, absent approval of our Board of Directors, our Bylaws may only be amended or repealed by the affirmative vote of the holders of at least 75% of our shares of capital stock entitled to vote. In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law, which may prohibit large stockholders from consummating a merger with or acquisition of us. These provisions may have the effect of entrenching our management team and preventing a merger or acquisition that would be attractive to stockholders. As a result, these provisions may deprive you of the opportunity to sell your shares to potential acquirers at a premium over prevailing prices. This potential inability to obtain a control premium could reduce the market price of our common stock.
If there are substantial sales of our common stock, our stock price could decline.
If our existing stockholders sell a large number of shares of our common stock or the public market perceives that existing stockholders might sell shares of common stock, the market price of our common stock could decline significantly. All of the shares sold in our initial public offering in April 2004 and in our PIPE financing in September 2005 are freely tradable without restriction or further registration under the federal securities laws, unless purchased by our “affiliates” as that term is defined in Rule 144 under the Securities Act. Substantially all other shares of our common stock are saleable under Rule 144 under the Securities Act.
Because we do not intend to pay dividends, you will benefit from an investment in our common stock only if it appreciates in value.
We have paid no cash dividends on any of our capital stock to date, and we currently intend to retain our future earnings, if any, to fund the development and growth of our business. As a result, we do not expect to pay any cash dividends in the foreseeable future. The success of your investment in our common stock will likely depend entirely upon any future appreciation. There is no guarantee that our common stock will appreciate in value or even maintain the price at which you purchased your shares.
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus and the documents incorporated herein by reference contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that involve substantial risks and uncertainties. All statements, other than statements of historical facts, regarding management’s expectations, beliefs, goals, plans or our prospects, future financial position, future revenues and projected costs should be considered forward-looking. Readers are cautioned that actual results may differ materially from projections or estimates due to a variety of important factors, including the risks and uncertainties associated with: our ability to enter into and maintain collaborations with third parties for our drug development programs; our dependence on our collaborations and our license relationship with Bayer; our ability to successfully conduct preclinical and clinical trials of our drug candidates that demonstrate these candidates’ safety and effectiveness; our ability to obtain regulatory approvals to conduct clinical trials and to commercialize our drug candidates; our ability to achieve milestones under our collaborations; our ability to obtain additional financing to support our R&D and clinical activities and operations; our dependence on third- party preclinical or clinical research organizations, manufacturers and consultants; and our ability to protect the intellectual property developed by or licensed to Memory Pharmaceuticals. Our forward-looking statements also involve assumptions that, if they never materialize or prove correct, could cause our results to differ materially from those expressed or implied by such forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in the section entitled “Risk Factors” in this prospectus. We may not actually achieve the goals or plans described in our forward-looking statements, and investors should not place undue reliance on these statements. We disclaim any intent or obligation to update any forward-looking statements as a result of developments occurring after the date of this prospectus.
You should rely only on the information contained, or incorporated by reference, in this prospectus. We have not, and the selling stockholders have not, authorized anyone to provide you with different information. These securities are not being offered in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus or that any information incorporated by reference in this prospectus is accurate as of any date other than the date of the document incorporated by reference.
USE OF PROCEEDS
We will not receive any proceeds from the sale or other disposition by the selling stockholders of the shares of our common stock covered hereby, or interests therein.
The selling stockholders will pay any underwriting discounts and commissions and expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of these shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq Global Market listing fees and fees and expenses of our counsel and our accountants.
A portion of the shares of common stock covered by this prospectus are issuable upon exercise of warrants to purchase common stock. Upon any cash exercise of the warrants, the selling stockholders will pay us the exercise price of the warrants. Under certain circumstances, the holders of our warrants may exercise their warrants on a cashless basis. The exercise price of the warrants is $1.33 per share. We will use any cash we receive upon the exercise of the warrants for working capital.
SELLING STOCKHOLDERS
The shares of common stock covered hereby consist of:

•	28,232,202 shares of our common stock that we issued to the selling stockholders in the first and second tranches of the private placement that closed on October 16, 2006 and December 18, 2006, respectively;

•	3,991,231 shares of our common stock issuable upon exercise of warrants to purchase common stock. We issued the warrants to the selling stockholders in connection with their purchase of shares of our common stock in the private placement; and

•	1,499,224 shares of our common stock issued to certain selling stockholders upon exercise (on a cashless basis) of warrants to purchase common stock in the private placement.

In connection with the registration rights we granted to the selling stockholders, we filed with the Securities and Exchange Commission (SEC) a registration statement on Form S-3, of which this prospectus forms a part, with respect to the resale or other disposition of the shares of common stock offered by this prospectus or interests therein from time to time on The Nasdaq Global Market, in privately negotiated transactions or otherwise. We have also agreed to prepare and file amendments and supplements to the registration statement to the extent necessary to keep the registration statement effective for the period of time required under our agreement with the selling stockholders. The warrants held by the selling stockholders are exercisable at any time in whole or in part and expire on the earlier to occur of (i) October 15, 2011 and (ii) ten business days after we notify the selling stockholders that the closing price of the common stock has been greater than $3.00 per share for a period of 30 consecutive trading days.
Beneficial ownership is determined in accordance with the rules of the SEC, and is based upon information provided by each respective selling stockholder, Forms 4, Schedules 13D and 13G and other public documents filed with the SEC. The number representing the number of shares of common stock beneficially owned prior to the offering for each selling stockholder includes (i) all shares held by a selling stockholder prior to the private placement, plus (ii) all shares purchased by the selling stockholder pursuant to the private placement and being offered pursuant to the prospectus, as well as (iii) all options or other derivative securities which are exercisable within 60 days of December 31, 2006, including the warrants issued in the private placement. The percentages of shares owned after the offering are based on 67,655,132 shares of our common stock outstanding as of December 31, 2006, which includes the outstanding shares of common stock offered by this prospectus (but not the shares issuable upon exercise of the warrants issued in the private placement).
Unless otherwise indicated below, to our knowledge, all persons named in this table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the person named below.
Except as noted in the footnotes below, none of the selling stockholders has held any position or office with us or our affiliates within the last three years or has had a material relationship with us or any of our predecessors or affiliates within the past three years, other than as a result of the ownership of our shares or other securities.
The selling stockholders may sell some, all or none of their shares of common stock offered by this prospectus. We do not know how long the selling stockholders will hold their shares of common stock before selling them. We currently have no agreements, arrangements or understandings with the selling stockholders regarding the sale of any of the shares of common stock being offered hereunder other than the securities purchase agreement pursuant to which the selling stockholders purchased their shares of common stock from us. Biomedical Value Fund, L.P., Biomedical Off Shore Value Fund, Ltd., MPM BioVentures IV, L.P., MPM BioVentures IV-QP, L.P., MPM Asset Management Investors BV4 LLC, and MPM BioEquities Master Fund LP, and MPM BioEquities Investors Fund LLC, each of which is a selling stockholder, have entered into voting agreements with Anthony B. Evnin, Ph.D., Venrock Associates and certain related funds, and Oxford Bioscience Partners II (Annex) L.P. and certain related funds. Under these agreements, Dr. Evnin, Venrock and Oxford each agreed to vote their respective shares of common stock and the shares of any of their affiliates in favor of the sale of shares to the Principal Investors at the second closing. These shares were all voted in favor of the sale at our Special Meeting of Stockholders which was held on December 18, 2006. The shares offered by this prospectus may be offered from time to time by the selling stockholders, although the warrant shares will not be eligible to be offered pursuant to this prospectus until the related warrants are exercised. Accordingly, for purposes of this table, we have assumed that, after completion of the offering, the only shares that will continue to be held by the selling stockholders are those that were owned immediately prior to the private placement.
The selling stockholders may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended or the Securities Act, some or all of their shares of common stock since the date on which the information in the table below is presented. Information about the selling stockholders may change over time. Unless otherwise indicated below, the address of each person listed below is c/o Memory Pharmaceuticals Corp., 100 Philips Parkway, Montvale, New Jersey 07645.
The following table sets forth, to our knowledge, information about the selling stockholders as of December 31, 2006.

			Number of
	Number of		Shares of
	Shares of	Number of	Common
	Common	Shares of	Stock
	Stock	Common	Underlying	Shares of Common
	Beneficially	Stock	Warrants	Stock Beneficially
	Owned	Registered	Registered	Owned After the
	Prior to the	for Sale	for Sale	Completion of Offering
Name of Selling Stockholder (1)	Offering	Hereby	Hereby	Number	Percent
Biomedical Value Fund, L.P. (2)	7,433,896	7,433,896	—	—	*

Biomedical Offshore Value Fund, Ltd. (2)	6,332,579	6,332,579	—	—	*

MPM BioVentures IV-QP, L.P. (3)	13,777,106	11,021,685	2,755,421	—	*

MPM Asset Management Investors BV4 LLC (3)	461,667	369,334	92,333	—	*

MPM BioEquities Master Fund LP (4)	1,083,241	866,593	216,648	—	*

MPM BioEquities Investors Fund LLC (4)	12,048	9,639	2,409	—	*

Venrock Associates (5)	1,421,564	359,255	89,813	972,496	1.47%

Venrock Associates II, L.P. (5)	2,022,437	516,977	129,244	1,376,216	2.07%

Alta BioPharma Partners III GmbH & Co. Beteiligungs KG (6)	134,747	107,798	26,949	—	*
Alta BioPharma Partners III, L.P. (6)	2,006,387	1,605,110	401,277	—	*
Alta Embarcadero BioPharma Partners III, LLC (6)	49,446	39,557	9,889	—	*
GIMV NV (7)	2,096,701	744,797	186,199	1,165,705	1.75%

Adviesbeheer GIMV Life Sciences (7)	340,638	131,435	32,858	176,345	*
Anthony B. Evnin, Ph. D. (8)	3,844,771	87,623	21,905	2,639,954	3.88%

Keyes/Sulat Revocable Trust (9)	332,686	87,623	21,905	213,158	*
Michael E. Meyers, M.P.H. (10)	85,757	17,525	4,381	63,851	*

*	Represents less than 1%.
(1) Throughout this prospectus, when we refer to the “selling stockholders,” we mean the persons listed in the table above, as well as the pledges, donees, assignees, transferees, successors and others who later hold any of the selling stockholders’ interests, and when we refer to the shares of our common stock being offered by this prospectus on behalf of the selling stockholders, we are referring to the shares of our common stock sold and the shares of our common stock issuable upon the exercise of the warrants issued in the private placement, collectively, unless otherwise indicated.
(2) Great Point Partners, LLC (“Great Point”) is the investment manager of Biomedical Value Fund, L.P. (“BMVF”) and Biomedical Offshore Value Fund, Ltd. (“BOVF”) and by virtue of such status may be deemed to be the beneficial owner of the shares held by BMVF and BOVF. Dr. Jeffrey R. Jay, as senior managing member of Great Point, has shared voting and investment power with respect to these shares. Great Point and Dr. Jay disclaim beneficial ownership of the shares of common stock held by BMVF and BOVF, except to the extent of any pecuniary interest. On November 10, 2006, BMVF and BOVF each exercised, on a cashless basis, all of their respective warrants issued in connection with the private placement and, in exchange therefor, BMVF was issued an additional 809,581 shares of our common stock and BOVF was issued an additional 689,643 shares of our common stock. The principal address for Great Point is 165 Mason Street, 3rd Floor, Greenwich, CT 06830.
(3) The Registrant has been advised that MPM BioVentures IV, GP LLC and MPM BioVentures IV LLC are the direct and indirect general partners of MPM BioVentures IV, L.P. (“BV IV”), MPM BioVentures IV-QP, L.P. (“BV IV QP”) and MPM Asset Management Investors BV4 LLC (“AM BV4”). Vaughn Kailian, Ansbert Gadicke, Luke Evnin, Steven St. Peter, William Greene, James Paul Scopa, John Vander Vort and Ashley Dombkowski are members of the general partner of BV IV, BV IV QP and members of AM BV4. Each member of the group disclaims beneficial ownership of the securities except to the extent of his or her proportionate pecuniary interest therein. Mr. Kailian was appointed as a member of our Board of Directors in October 2006 in connection with the private placement. Effective December 31, 2006, MPM BioVentures IV, L.P. was dissolved. In connection with the dissolution, MPM BioVentures IV, L.P. transferred 226,783 shares of common stock and warrants to purchase 56,695 shares that it had acquired in the private placement to MPM BioVentures IV-QP, L.P. The principal address for BV IV, BV IV QP and AM BV4 is The John Hancock Tower, 200 Clarendon Street, 54th Floor, Boston, MA 02116.
(4) Kurt von Emster is the portfolio manager of MPM BioEquities Master Fund LP (“BMF LP”) and MPM BioEquities Investors Fund LLC (“BIF LLC”) and an investor in BIF LLC. Mr. von Emster disclaims beneficial ownership of the securities except to the extent of his proportionate pecuniary interest therein. The principal address for BMF LP and BIF LLC is 601 Gateway Boulevard, Suite 350, South San Francisco, CA 94080.
(5) The Registrant has been advised by Venrock Associates of the share ownership of Venrock Associates and related parties as of October 15, 2006. Venrock Associates (“Venrock”), Venrock Associates II, L.P. (“Venrock II”), and Venrock Entrepreneurs Fund, L.P. (“Entrepreneurs Fund”, together with Venrock and Venrock II, the “Venrock Entities”) are members of a group deemed the “beneficial owner” of shares of our common stock. As of October 15, 2006, immediately prior to the first closing of the private placement, Venrock owned 859,207 shares of our common stock and warrants to purchase 113,289 shares of our common stock; Venrock II owned 1,213,190 shares of our common stock and warrants to purchase 163,026 shares of our common stock; and Entrepreneurs Fund owned 14,233 shares of our common stock. Immediately subsequent to the first closing of the private placement, each of the Venrock Entities has shared power to vote or to direct the vote of 2,962,862 shares of common stock and shared power to direct the disposition of 2,962,862 shares of the common stock. Dr. Anthony B. Evnin, one of our directors, is a General Partner of Venrock and Venrock II and is a Member of Venrock Management LLC, which is the General Partner of Entrepreneurs Fund. Dr. Evnin expressly disclaims beneficial ownership of the shares held by the Venrock Entities except to the extent of his pecuniary interest therein arising from his general partnership or member interests therein. Dr. Evnin has served as a member of our Board of Directors since December 1998. Certain investment entities related to the listed entities have made an equity investment in a registered broker-dealer. Based upon representations made to us by each of the listed entities, each listed entity purchased the shares of our common stock and warrants exercisable for the purchase of our common stock for investment purposes only, and at the time of such purchase, no listed entity had any agreements or understandings, directly or indirectly, with any person to distribute the shares of our common stock or the shares of common stock issuable upon the exercise of warrants. The principal address for each of the Venrock Entities is 30 Rockefeller Plaza, New York, New York 10112.
(6) The Registrant has been advised that Alta Partners III, Inc. provides investment advisory services to several venture capital funds including, Alta BioPharma Partners III, L.P., Alta BioPharma Partners III GmbH & Co. Beteiligungs KG and Alta Embarcadero BioPharma Partners III, LLC. The managing directors of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and the managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG) and the managers of Alta Embarcadero BioPharma Partners III, LLC exercise sole voting and investment power with respect to the shares owned by such funds. Jean Deleage, Alix Marduel, Farah Champsi, Edward Penhoet and Edward Hurwitz (collectively known as “the Principals of Alta Partners III, Inc.”) are managing directors of Alta BioPharma Management III, LLC (which is the general partner of Alta BioPharma Partners III, L.P. and managing limited partner of Alta BioPharma Partners III GmbH & Co. Beteiligungs KG), and managers of Alta Embarcadero BioPharma Partners III, LLC. As managing directors and managers of such funds, they may be deemed to share voting and investment powers over the shares held by the funds. The principals of Alta Partners III, Inc. disclaim beneficial ownership of all such shares held by the foregoing funds, except to the extent of their proportionate pecuniary interests therein. Alta Partners III, Inc. is a venture capital firm with offices located at One Embarcadero Center, Suite 3700, San Francisco, CA 94111.

(7) The Registrant has been advised that GIMV NV owns 47.38% of Adviesbeheer GIMV Life Sciences (“Adviesbeheer Life”). Adviesbeheer GIMV Deal Services NV, which is controlled by GIMV NV, owns 24.9% of the shares of Adviesbeheer Life. The number of shares of common stock beneficially owned prior to the offering includes warrants to purchase 156,579 shares of common stock held by GIMV NV and warrants to purchase 27,631 shares of common stock held by Adviesbeheer Life. The principal address for GIMV NV and Adviesbeheer Life is Karel Oomsstraat 37, 2018 Antwerp, Belgium.
(8) The number of shares of common stock beneficially owned by Dr. Evnin prior to the private placement included: (i) warrants to purchase 64,473 shares of common stock, (ii) an aggregate of 2,086,630 shares held of record by the Venrock Entities, and (iii) 276,315 shares issuable upon the exercise of warrants by the Venrock Entities. In addition, Dr. Evnin holds 28,325 shares of common stock issuable upon the exercise of stock options vested as of 60 days following December 31, 2006. Dr. Evnin expressly disclaims beneficial ownership of the shares of common stock held by the Venrock Entities, except to the extent of his pecuniary interest therein arising from his general partnership or member interests therein. Dr. Evnin has served as a member of our Board of Directors since December 1998. See footnote 5.
(9) James R. Sulat has served as our President and Chief Executive Officer and as a member of our Board of Directors since May 2005. Mr. Sulat and his spouse are the trustees of the Keyes/Sulat Revocable Trust (the “Sulat Trust”) and, along with the members of Mr. Sulat’s immediate family, are also the beneficiaries of the Sulat Trust. The Registrant has been advised that Mr. Sulat and his spouse share voting and investment control over the shares of common stock held by the Sulat Trust. The number of shares of common stock beneficially owned prior to the offering includes warrants to purchase 55,263 shares of common stock held by the Sulat Trust. This number does not include shares of common stock or options to purchase common stock held directly by Mr. Sulat.
(10) The number of shares of common stock beneficially owned by Michael E. Meyers, M.P.H. prior to the offering includes 28,325 shares of common stock issuable to Mr. Meyers upon the exercise of stock options vested as of 60 days following December 31, 2006. The number of shares of common stock beneficially owned prior to the offering includes warrants to purchase 9,210 shares of common stock. Mr. Meyers has served as a member of Board of Directors since March 2002.
PLAN OF DISTRIBUTION
The selling stockholders (which as used herein includes donees, pledgees, assignees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock which have been received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, or which have been acquired upon exercise of warrants received from a selling stockholder), may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market price, at varying prices determined at the time of sale, or at negotiated prices.
The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:
•	sales on The Nasdaq Global Market;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales effected after the date the registration statement of which this prospectus is a part is declared effective by the SEC;

•	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

•	through the distribution of the common stock or warrants by any selling stockholder to its partners, members or stockholders;

•	broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.
The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out their short positions, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities that require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).
The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.
The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act, provided that they meet the criteria and conform to the requirements of that rule and satisfy certain other obligations under the securities purchase agreement pursuant to which they acquired the shares from us.
The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.
To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.
In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.
The anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. We will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.
We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares of common stock offered by this prospectus.
We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of the following: (i) the third anniversary of the closing date for the second tranche of the private placement or (ii) the date on which all Shares and Warrant Shares held by such Holder may be sold under Rule 144(k) under the Securities Act.
We will pay all costs, expenses and fees in connection with the registration of the shares of common stock, including registration and filing fees, printing and duplication expenses, administrative expenses, legal fees and accounting fees. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts, underwriting commissions and agent commissions.
LEGAL MATTERS
The validity of the issuance of the common stock offered hereby will be passed upon for us by Covington & Burling LLP.
EXPERTS
The financial statements of Memory Pharmaceuticals Corp. as of December 31, 2005 and 2004, and for each of the years in the three-year period ended December 31, 2005, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION
This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. We are a public company and file proxy statements and annual, quarterly and special reports and other information with the SEC. You can inspect and copy the registration statement as well as the reports, proxy statements and other information we have filed with the SEC at the public reference room maintained by the SEC at 100 F Street, N.E., Room 1580, Washington D.C. 20549. You can call the SEC at 1-800-732-0330 for further information about the public reference rooms. We are also required to file electronic versions of these documents with the SEC, which may be accessed from the SEC’s World Wide Web site at http://www.sec.gov.
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
The SEC allows us to “incorporate by reference” certain of our publicly-filed documents into this prospectus, which means that information included in those documents is considered part of this prospectus. Information that we file with the SEC after the effective date of this prospectus will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, until all the shares of common stock that are part of this offering are sold.
The following documents filed with the SEC are incorporated by reference in this prospectus:
•	our Annual Report on Form 10-K for the year ended December 31, 2005;

•	our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2006, June 30, 2006 and September 30, 2006;

•	our Current Reports on Form 8-K, filed with the SEC on February 15, 2006, February 15, 2006, February 17, 2006, February 21, 2006, March 3, 2006, April 17, 2006, April 25, 2006, June 1, 2006, July 6, 2006, July 20, 2006, August 4, 2006, September 5, 2006, September 28, 2006, October 10 2006, October 17, 2006, October 31, 2006, November 20, 2006, November 27, 2006, December 7, 2006, December 11, 2006, December 20, 2006 and January 11, 2007;

•	the description of our common stock in our Registration Statement on Form S-1/A (File No. 333-111474) filed on April 2, 2004, including any amendment or reports filed for the purpose of updating this description; and

•	any filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of filing of the initial registration statement until the termination of this offering.
You may access our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to any of these reports, free of charge on the SEC’s website. We do not consider information contained on, or that can be accessed through, our website to be part of this prospectus.
In addition, we will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than exhibits to those documents. You should direct any requests for documents to Corporate Secretary, Memory Pharmaceuticals Corp, 100 Philips Parkway, Montvale, New Jersey 07645, or call (201) 802-7100.
You should rely only on the information contained in this prospectus, including information incorporated by reference herein. We have not authorized anyone to provide you with information different from that contained in this prospectus or any prospectus supplement. This prospectus is not an offer of these securities in any jurisdiction where an offer and sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock.

Part II
INFORMATION NOT REQUIRED IN PROSPECTUS
Item 14. Other Expenses of Issuance and Distribution
The following table sets forth all expenses payable by the Registrant in connection with the sale of the securities being registered. All the amounts shown are estimates except for the SEC registration fee.

SEC registration fee	$10,717
Legal fees and expenses	$50,000	*
Accounting fees and expenses	$18,000	*
Miscellaneous	$2,283	*
Printing fees	$3,000	*
Total	$84,000	*

*	Estimated pursuant to Rule 511 of Regulation S-K.

Item 15. Indemnification of Officers and Directors
Section 102(b)(7) of the Delaware General Corporation Law (the “DGCL”) permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty to the corporation or its stockholders; failed to act in good faith; engaged in intentional misconduct or knowingly violated a law; authorized the payment of a dividend or approved a stock repurchase in violation of Section 174 of the DGCL; or obtained an improper personal benefit. Article Seventh of the Registrant’s Certificate of Incorporation provides that no director of the Registrant shall be personally liable to it or its stockholders for monetary damages for any breach of fiduciary duty as a director, notwithstanding any provision of law imposing such liability, except to the extent that the DGCL prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.
Section 145 of the DGCL provides that a corporation has the power to indemnify a director, officer, employee, or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlements actually and reasonably incurred by the person in connection with an action, suit or proceeding to which he is or is threatened to be made a party by reason of such position, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful, except that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or other adjudicating court determines that, despite the adjudication of liability but in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper. Article Eighth of the Registrant’s Certificate of Incorporation provides for the indemnification of directors and officers to the fullest extent permissible under the DGCL.
In addition, the Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 16. Exhibits

Exhibit
Number	Description of Document
4.1	Amended and Restated Certificate of Incorporation (1)

4.2	Amended and Restated Bylaws (2)

4.3	Specimen Common Stock Certificate (3)

4.4	Securities Purchase Agreement dated October 5, 2006 (4)

4.5	Form of Warrant (4)

5.1	Opinion of Covington & Burling LLP

23.1	Consent of KPMG LLP

23.2	Consent of Covington & Burling LLP (included in Exhibit 5.1)

24.1	Power of Attorney (5)

(1)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-3 (No. 333-129188), filed with the SEC on October 21, 2005.

(2)	Incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-3 (No. 333-129188), filed with the SEC on October 21, 2005.

(3)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1/A (No. 333-111474), filed with the SEC on March 2, 2004.

(4)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 10, 2006.

(5)	Previously filed.

Item 17. Undertakings
(a) The undersigned Registrant hereby undertakes:
(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement
(i) to include any prospectus required by Section 10(a) (3) of the Securities Act of 1933;
(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;
(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
provided, however, that the undertakings set forth in paragraphs (1) (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.
(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the city of Montvale, State of New Jersey, on the 11th day of January, 2007.

MEMORY PHARMACEUTICALS CORP.
By:	/s/ James R. Sulat
James R. Sulat
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities indicated and on the dates indicated.

Signature	Title	Date
*

Jonathan Fleming	Chairman	January 11, 2007

/s/ James R. Sulat	President, Chief Executive Officer and

James R. Sulat	Director (Principal Executive Officer)	January 11, 2007

/s/ Joseph M. Donabauer	Vice President and Controller

Joseph M. Donabauer	(Principal Accounting and Financial Officer)	January 11, 2007

*

Anthony B. Evnin, Ph.D.	Director	January 11, 2007

Signature	Title	Date
*

Walter Gilbert, Ph.D.	Director	January 11, 2007

*

Vaughn M. Kailian	Director	January 11, 2007

*

Robert I. Kriebel	Director	January 11, 2007

*

David A. Lowe, Ph.D.	Director	January 11, 2007

/s/ *

Michael Meyers, MPH	Director	January 11, 2007

/s/ *

Tony Scullion	Director	January 11, 2007

/s/ *

Peter F. Young	Director	January 11, 2007

* BY:	/s/ James R. Sulat

James R. Sulat
Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number	Description of Document
4.1	Amended and Restated Certificate of Incorporation (1)

4.2	Amended and Restated Bylaws (2)

4.3	Specimen Common Stock Certificate (3)

4.4	Securities Purchase Agreement dated October 5, 2006 (4)

4.5	Form of Warrant (4)

5.1	Opinion of Covington & Burling LLP

23.1	Consent of KPMG LLP

23.2	Consent of Covington & Burling LLP (included in Exhibit 5.1)

24.1	Power of Attorney (5)

(1)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-3 (No. 333-129188), filed with the SEC on October 21, 2005.

(2)	Incorporated by reference to Exhibit 4.2 of the Registrant’s Registration Statement on Form S-3 (No. 333-129188), filed with the SEC on October 21, 2005.

(3)	Incorporated by reference to Exhibit 4.1 of the Registrant’s Registration Statement on Form S-1/A (No. 333-111474), filed with the SEC on March 2, 2004.

(4)	Incorporated by reference to Exhibit 10.1 of the Registrant’s Current Report on Form 8-K filed with the SEC on October 10, 2006.

(5)	Previously filed.